SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	October 27, 2005 at 7.00 GMT

Stora Enso Interim Review January – September 2005

Profitability still low; initiatives to strengthen financial performance introduced

Third Quarter Results (compared with previous quarter)

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s earnings per share were EUR 0.08 (EUR 0.00) excluding non-recurring items. Operating profit excluding non-recurring items was EUR 106.2 (EUR 17.7) million. Profit before tax amounted to EUR 93.0 (EUR 0.1) million excluding non-recurring items. There were no non-recurring items in the third quarter.

Sales at EUR 3 219.2 million were 1.0% or EUR 31.9 million higher than the previous quarter’s EUR 3 187.3 million. Cash flow from ongoing operations was EUR 351.2 (EUR 387.9) million and cash flow after investing activities excluding acquisitions EUR 94.9 (EUR 130.6) million. Cash earnings per share were EUR 0.44 (EUR 0.35) excluding non-recurring items. Net financial items were EUR -25.0 (EUR -34.6) million.

EUR million	2003	2004	Q1–Q3/04	Q1–Q3/05	Q3/04	Q2/05	Q3/05
Sales	12 172.3	12 395.8	9 153.9	9 551.4	3 033.1	3 187.3	3 219.2
EBITDA1)2)	1 707.7	1 510.9	1 179.7	1 075.8	425.8	298.4	388.6
Operating profit2)	522.9	338.9	297.5	236.6	139.1	17.7	106.2
Non-recurring items	-54.4	369.7	189.8	-12.0	74.1	-12.0	—
Operating margin2), %	4.3	2.7	3.2	2.5	4.6	0.6	3.3
Operating profit	468.5	708.6	487.3	224.6	213.2	5.7	106.2
Profit before tax and minority interests2)	316.3	271.8	248.6	176.7	122.3	0.1	93.0
Profit before tax and minority interests	207.8	641.5	438.4	164.7	196.4	-11.9	93.0
Net profit for the period	136.0	740.8	591.7	114.9	136.1	-10.1	66.4

EPS2), Basic, EUR	0.24	0.26	0.23	0.15	0.11	0.00	0.08
EPS, Basic, EUR	0.16	0.89	0.71	0.14	0.16	-0.01	0.08
CEPS2)3), EUR	1.63	1.67	1.29	1.20	0.46	0.35	0.44
ROCE2), %	4.5	3.0	3.5	2.8	5.1	0.6	3.7

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

Short-term Outlook

Commenting on the outlook, Stora Enso’s CEO Jukka Härmälä said, “In Europe demand for advertising-driven paper grades is expected to improve, thereby increasing demand for publication papers. Prices should remain stable in these grades for the rest of the year, but are expected to improve early next year. Seasonal strengthening in demand for fine paper is anticipated leading to moderate price rises in uncoated fine paper; further increases are expected in the beginning of next year. Packaging board demand should be stable, allowing prices for some grades to increase. Markets for wood products are likely to remain balanced with stable prices.”

In North America magazine paper demand is expected to remain firm, but demand for newsprint is weakening. Price increases have been announced for publication paper grades. A seasonal rise in demand for coated fine paper should result in some price increases.

In Asia fine paper demand is predicted to be rather sluggish and further price erosion is anticipated.

Operating profit excluding non-recurring items is expected to be higher in the fourth quarter than the third quarter despite higher maintenance costs. Following the new Finnish labour agreement, capacity can be utilised during the whole year, allowing maintenance stoppages to be optimised.

The Group has estimated that the provisions and write-downs in the fourth quarter of 2005 related to the anticipated closures may be approximately EUR 300 million of which about EUR 50 million would have a cash impact. A release of EUR 30 million of net working capital of is also expected.

For further information, please contact:

Tim Laatsch, SVP, Corporate Communications, Stora Enso North America, tel. +1 715 422 4023

Stora Enso Interim Review January – September 2005

Summary of Third Quarter Results (compared with previous quarter)

•	Sales were EUR 3 219.2 (EUR 3 187.3) million.

•	Operating profit was EUR 106.2 (EUR 17.7) million excluding non-recurring items, still negatively impacted by the Finnish labour dispute.

•	Profit before tax was EUR 93.0 (EUR 0.1) million excluding non-recurring items.

•	Earnings per share were EUR 0.08 (EUR 0.00) excluding non-recurring items.

•	Cash earnings per share were EUR 0.44 (EUR 0.35) excluding non-recurring items.

In Europe deliveries were still affected by the Finnish labour dispute at the beginning of the quarter as production started up and the Group replenished its inventories. Exports from Europe recovered from the previous quarter. Paper and board prices were generally stable. Deliveries of wood products decreased, but prices were unchanged.

In North America demand for uncoated magazine paper and coated fine paper increased while demand for newsprint and coated magazine paper decreased but remained good. Some price increases were achieved in publication paper grades.

Paper and board deliveries totalled 3 435 000 tonnes, which is 46 000 tonnes more than the previous quarter’s 3 389 000 tonnes. Production increased by 754 000 tonnes from the previous quarter’s 3 018 000 tonnes to 3 772 000 tonnes. Deliveries of wood products totalled 1 639 000 cubic metres, which was 216 000 cubic metres less than the previous quarter’s 1 855 000 cubic metres.

Inventories increased as the Group’s logistic pipeline refilled following the Finnish labour dispute, but they are still below average for the time of year.

EUR million	2003	2004	Q1–Q3/04	Q1–Q3/05	Q3/04	Q2/05	Q3/05
Sales	12 172.3	12 395.8	9 153.9	9 551.4	3 033.1	3 187.3	3 219.2
EBITDA1)2)	1 707.7	1 510.9	1 179.7	1 075.8	425.8	298.4	388.6
Operating profit2)	522.9	338.9	297.5	236.6	139.1	17.7	106.2
Non-recurring items	-54.4	369.7	189.8	-12.0	74.1	-12.0	—
Operating margin2), %	4.3	2.7	3.2	2.5	4.6	0.6	3.3
Operating profit	468.5	708.6	487.3	224.6	213.2	5.7	106.2
Profit before tax and minority interests2)	316.3	271.8	248.6	176.7	122.3	0.1	93.0
Profit before tax and minority interests	207.8	641.5	438.4	164.7	196.4	-11.9	93.0
Net profit for the period	136.0	740.8	591.7	114.9	136.1	-10.1	66.4

EPS2), Basic, EUR	0.24	0.26	0.23	0.15	0.11	0.00	0.08
EPS, Basic, EUR	0.16	0.89	0.71	0.14	0.16	-0.01	0.08
CEPS2)3), EUR	1.63	1.67	1.29	1.20	0.46	0.35	0.44
ROCE2), %	4.5	3.0	3.5	2.8	5.1	0.6	3.7

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

Third Quarter Results (compared with previous quarter)

Sales at EUR 3 219.2 million were 1.0% or EUR 31.9 million higher than the previous quarter’s EUR 3 187.3 million. The consolidation of the German paper merchant Schneidersöhne Group from 2 September 2005 increased sales by EUR 99.5 million. Higher volumes in all paper grades and in Packaging Boards were partly offset by lower deliveries in Wood Products.

Operating profit excluding non-recurring items was EUR 106.2 (EUR 17.7) million and increased in all segments. The main reason for the increase in profitability was the ending of the labour dispute at the Finnish mills on 4 July, although it still had an impact of approximately EUR -40 million in the third quarter.

Investment and maintenance stoppages decreased the third quarter operating profit by some EUR 20 million. Following the new Finnish labour agreement, maintenance expenditure is being spread throughout the year. Maintenance could not be undertaken in the second quarter because of the Finnish labour dispute. Annual maintenance for 2005 is therefore being undertaken during the second half of the year.

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Operating profit includes a negative non-cash effect of EUR 10.2 million due to valuation of share-based compensation. The fair valuation of net assets related to the acquisition of Schneidersöhne Group led to a EUR 2.3 million increase in depreciation and a EUR 2.7 million lower contribution from fair valued inventory.

Profit before tax amounted to EUR 93.0 (EUR 0.1) million excluding non-recurring items.

Net financial items were EUR -25.0 (EUR -34.6) million. Net interest amounted to EUR -43.8 (EUR -40.2) million and net foreign exchange losses were EUR 3.7 (gains EUR 11.2) million. Other financial items totalled EUR 22.5 (EUR -5.6) million, mainly related to unrealised changes in fair values of financial instruments, partly related to the option programmes. The share of associated company results amounted to EUR 11.8 (EUR 17.0) million.

Net taxes totalled EUR -26.5 (EUR 3.3) million, leaving a net profit for the quarter of EUR 66.5 million (EUR 8.6 million loss). The profit attributable to minority shareholders was EUR 0.1 (EUR 1.5) million, leaving a profit of EUR 66.4 million attributable to Company shareholders.

Earnings per share were EUR 0.08 (EUR 0.00) excluding non-recurring items.

The return on capital employed was 3.7% (0.6%) excluding non-recurring items. Capital employed was EUR 11 739.8 million on 30 September 2005, a net increase of EUR 466.8 million.

Capital Structure

EUR million	31 Dec 2004	30 Sep 2004	30 Jun 2005	30 Sep 2005
Fixed assets	10 848.2	11 056.8	11 146.3	11 621.1
Working capital	1 301.3	1 201.4	1 497.3	1 635.2

Operating Capital	12 149.5	12 258.2	12 643.6	13 256.3
Net tax liabilities	-1 493.8	-1 426.8	-1 370.6	-1 516.5

Capital Employed	10 655.7	10 831.4	11 273.0	11 739.8
Associated companies	568.1	558.5	644.1	687.9

Total	11 223.8	11 389.9	11 917.1	12 427.7

Shareholders’ equity	8 036.3	7 980.1	7 483.3	7 631.3
Minority interests	136.1	67.0	94.1	97.6
Interest-bearing net liabilities	3 051.4	3 342.8	4 339.7	4 698.8

Financing Total	11 223.8	11 389.9	11 917.1	12 427.7

Financing

Cash flow from ongoing operations was EUR 351.2 (EUR 387.9) million and cash flow after investing activities excluding acquisitions EUR 94.9 (EUR 130.6) million. Cash earnings per share were EUR 0.44 (EUR 0.35) excluding non-recurring items.

At the end of the period, interest-bearing net liabilities were EUR 4 698.8 million, an increase of EUR 359.1 million mainly resulting from the acquisition of Schneidersöhne. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 2.1 billion.

Shareholders’ equity amounted to EUR 7.6 billion or EUR 9.67 (EUR 9.46) per share, compared with the market capitalisation on the Helsinki Stock Exchange on 30 September 2005 of EUR 9.3 billion.

The debt/equity ratio at 30 September 2005 was 0.62 (0.58). The currency effect on equity was EUR 55.0 million net of the hedging of equity translation risks. Share buy-backs decreased equity by EUR 20.7 (EUR 209.0) million in the third quarter.

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Quarterly Change in Interest-bearing Net Liabilities

EUR million	Cash Flow, Ongoing Operations	Acquisitions	OCI* and Other Non- Cash Items	Translation Difference	Balance Sheet Impact
Operating profit	124.2	-5.0	-13.0		106.2
Depreciation	282.4				282.4
Change in working capital	-55.4	-81.1	7.7	-9.1	-137.9

Cash Flow from Operations	351.2	-86.1	-5.3	-9.1	250.7

Investments	-256.3	-459.3			-715.6
Other changes in fixed assets			4.7	-63.0	-58.3

Operating cash flow	94.9	-545.4	-0.6	-72.1	-523.2

Net financing items	-25.0		0.0		-25.0
Share of result of associated companies	11.8		-4.1	-19.5	-11.8
Taxes paid	-17.2	116.1	9.6	7.6	116.1
Repurchase of own shares	-20.7				-20.7
Other change in shareholders’ equity and minority interests	1.6	-7.4	54.7	56.6	105.5

Change in Interest-bearing Net Liabilities	45.4	-436.7	59.6	-27.4	-359.1

*	OCI = Other Comprehensive Income

Capital Expenditure

Capital expenditure for the third quarter totalled EUR 256.3 million, giving a total for the first nine months of EUR 865.9 million.

The main on-going projects during the first nine months were the new paper machine 12 at Kvarnsveden Mill (EUR 300.1 million), the Skoghall Energy 2005 project (EUR 68.0 million) and rebuilding paper machine 5 at Corbehem Mill (EUR 37.6 million). Capital expenditure in 2005 is expected to be in line with depreciation.

January – September 2005 Results (compared with the same period in 2004)

Sales at EUR 9 551.4 million were 4.3% higher than in the same period in 2004 mainly due to higher prices, which were partially offset by lower deliveries.

Operating profit excluding non-recurring items decreased by EUR 60.9 million to EUR 236.6 million, mainly due to the labour dispute in Finland.

Profit before tax excluding non-recurring items decreased by EUR 71.9 million to EUR 176.7 million, and earnings per share excluding non-recurring items by EUR 0.08 to EUR 0.15.

Non-recurring items totalled EUR -12.0 million in the first nine months of 2005 and EUR 189.8 million in the same period last year.

Inspections by Competition Authorities

There have been no new material developments concerning the inspections. In May 2004 Stora Enso was the subject of inspections carried out by the European Commission and the Finnish Competition Authority at locations in Europe and received subpoenas issued by the US Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the USA. The investigations by the authorities in both Europe and the USA are at a fact-finding stage only and no formal allegations have been made against the Group or any of its employees. Coincident with these investigations, Stora Enso has been named in a number of class action lawsuits filed in the USA. No provision has been made.

Third Quarter Events 2005

Joint venture in China

In August Stora Enso signed a letter of intent to start a joint venture with Chinese board producer Foshan Huaxin Packaging Co., Ltd. The final agreement establishing the joint-venture, in which Stora Enso will have a clear majority shareholding, is expected to be signed during the fourth quarter of 2005. Foshan Huaxin Packaging is building a white lined chipboard (WLC) machine. Through the joint venture company, Stora Enso plans to change the scope of the investment by modifying the machine to manufacture primary-fibre-based products such as liquid packaging boards, cupstock, cigarette boards and other cartonboards.

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Divestment of ownership in Advance Agro

Also in August Stora Enso signed an agreement to divest its 18.8% ownership of Advance Agro Public Company Limited of Thailand to private investors based in Hong Kong.

Possible divestment of Grycksbo Mill

In August Stora Enso commenced investigations into the feasibility of divesting its fine paper mill at Grycksbo in Sweden.

Acquisition of Schneidersöhne completed

Stora Enso finalised its previously announced acquisition of the German paper merchant Schneidersöhne Group. The figures were consolidated from 2 September 2005.

Land purchases in Latin America

In September Stora Enso announced that it had started to purchase land in the southern part of Brazil and in Uruguay with the intention of establishing plantations. The plantations will serve as a competitive fibre supply for Stora Enso’s possible future pulp and paper production in these countries. Stora Enso plans to establish a total base of around 100 000 hectares of plantations at each location.

Share Capital and Ownership

During the quarter a total of 446 955 A shares were converted into R shares. The latest conversion during the quarter was recorded in the Finnish Trade Register on 15 August 2005.

On 30 September 2005 Stora Enso had 178 171 841 A shares and 634 805 258 R shares in issue, of which the Company held 38 600 A shares and 23 620 711 R shares with a nominal value of EUR 40.2 million. The holding represents 2.9% of the Company’s share capital and 1.0% of the voting rights.

The Annual General Meeting (AGM) of Stora Enso Oyj on 22 March 2005 authorised the Board to repurchase and dispose of not more than 17 900 000 A shares and 62 150 000 R shares in the Company. The repurchases started on 30 March 2005 and by the end of the quarter the Company had repurchased a total of 38 600 A shares at an average price of EUR 10.74 and 22 408 200 R shares at an average price of EUR 10.58 under the authorisation.

Since the beginning of 2005, the Company has invested EUR 336.3 million in buying back 42 600 A shares and 31 075 780 R shares at an average price per share of EUR 10.83 for A shares and EUR 10.81 for R shares.

Changes in Organisational Structure

Stora Enso merged its North American division into its global product divisions in order to streamline its organisational structure with effect from 1 September 2005. The North American business areas became part of the global product divisions. The North American operations are no longer defined as a division of the Group and hence financial figures for the North American operations will not be reported separately twice per year as before.

Senior Management Changes

John Gillen, Senior Vice President, Coated Mechanical Papers at Stora Enso’s North American operations, was appointed Region Manager North America in addition to his present responsibilities, effective from 1 January 2006. He was also invited to become a member of the Stora Enso Management Group.

Lars Bengtsson, currently Senior Executive Vice President of Stora Enso’s North American operations and member of the Stora Enso Executive Management Group, will retire on 31 December 2005.

Nomination Committee

Stora Enso Oyj’s Annual General Meeting on 22 March 2005 approved a proposal to appoint a Nomination Committee to prepare proposals concerning (a) the number of members of the Board of Directors, (b) members of the Board of Directors, (c) the remuneration for Chairman, Vice Chairman and members of the Board of Directors and (d) the remuneration for the Chairman and members of the committees of the Board of Directors. According to the Charter, the Nomination Committee shall consist of four members:

•	the Chairman of the Board of Directors

•	the Vice Chairman of the Board of Directors

•	two members appointed by the two largest shareholders (one each) according to the share register of 1 October 2005.

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The members appointed by Stora Enso Oyj’s Board of Directors are Claes Dahlbäck and Ilkka Niemi. The members appointed by the two largest shareholders are Markku Tapio (Finnish State) and Marcus Wallenberg (Knut and Alice Wallenberg Foundation). Markku Tapio was elected Chairman of the Committee at its first meeting.

Events after the Period

Moody’s downgrading of Stora Enso

Moody’s has downgraded Stora Enso’s senior unsecured debt rating to Baa2 (negative) from Baa1 (negative) and the short term rating to P-2 (negative) from P-2 (stable). Moody’s said that the rating action was caused by the ongoing weak operating environment for the European paper industry and a lack of visible improvements in Stora Enso’s weak credit metrics.

Programmes to Strengthen Financial Performance

On 27 October Stora Enso announced details of its Profit 2007 and Asset Performance Review (APR) programmes. The main initiative in Profit 2007 is an improvement of EUR 300 million in annual pre-tax profit and in APR an intention to reduce capacity by about 400 000 tonnes in the short term.

Short-term Outlook

In Europe demand for advertising-driven paper grades is expected to improve, thereby increasing demand for publication papers. Prices should remain stable in these grades for the rest of the year, but are expected to improve early next year. Seasonal strengthening in demand for fine paper is anticipated leading to moderate price rises in uncoated fine paper; further increases are expected in the beginning of next year. Packaging board demand should be stable, allowing prices for some grades to increase. Markets for wood products are likely to remain balanced with stable prices.

In North America magazine paper demand is expected to remain firm, but demand for newsprint is weakening. Price increases have been announced for publication paper grades. A seasonal rise in demand for coated fine paper should result in some price increases.

In Asia fine paper demand is predicted to be rather sluggish and further price erosion is anticipated.

Operating profit excluding non-recurring items is expected to be higher in the fourth quarter than the third quarter despite higher maintenance costs. Following the new Finnish labour agreement, capacity can be utilised during the whole year, allowing maintenance stoppages to be optimised.

The Group has estimated that the provisions and write-downs in the fourth quarter of 2005 related to the anticipated closures may be approximately EUR 300 million of which about EUR 50 million would have a cash impact. A release of EUR 30 million of net working capital of is also expected.

This report is unaudited.

Helsinki, 27 October 2005

Stora Enso Oyj

Board of Directors

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Segments (compared with the previous quarter)

Publication Paper

EUR million	2004	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Change % Q3/Q2
Sales	4 588.9	1 081.8	1 131.8	1 144.1	1 231.2	1 111.3	1 133.1	1 166.0	2.9
Operating profit*	103.5	12.1	4.3	46.4	40.7	21.1	31.1	67.9	118.3
% of sales	2.3	1.1	0.4	4.1	3.3	1.9	2.7	5.8
ROOC, %**	2.4	1.1	0.4	4.2	3.7	1.9	2.7	5.9
Deliveries, 1 000 t	7 398	1 732	1 819	1 846	2 001	1 701	1 719	1 734	0.9
Production, 1 000 t	7 396	1 830	1 782	1 886	1 899	1 775	1 599	1 849	15.6

*	Excluding non-recurring items and goodwill amortisation ** ROOC = 100% x Operating profit/Operating capital

Publication paper sales were EUR 1 166.0 million, up 3% on the previous quarter due to the increased deliveries, the stronger US dollar and price rises outside Europe. Operating profit was EUR 67.9 million, up 118% on the previous quarter owing to higher production due to the resumption of Finnish production after the labour dispute.

In Europe demand for newsprint and coated magazine paper was similar to a year ago, whereas demand for uncoated magazine paper was weaker. Since the end of the Finnish labour dispute, deliveries from Europe to overseas markets have recovered and all mills operated at practically full capacity. Prices were stable.

In North America demand was strong for uncoated magazine paper and somewhat weaker for coated magazine paper. Newsprint demand declined further. Inventories were normal. Some price increases were achieved in all publication paper grades.

Order books are healthy. In addition to the seasonal autumn strength due to the catalogue season, there is evidence of some recovery in advertising-driven paper demand. In North America the market is expected to remain firm for magazine grades, and price increases have been announced for magazine and newsprint grades during the fourth quarter.

Fine Paper

EUR million	2004	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Change % Q3/Q2
Sales	2 645.4	656.8	647.1	669.5	672.0	697.2	610.6	625.4	2.4
Operating profit*	58.4	14.5	-0.4	29.7	14.6	48.4	-14.1	-1.2	N/A
% of sales	2.2	2.2	-0.1	4.4	2.2	6.9	-2.3	-0.2
ROOC, %**	2.1	2.1	-0.1	4.1	2.1	6.9	-2.0	-0.2
Deliveries, 1 000 t	3 514	862	869	881	902	943	797	811	1.8
Production, 1 000 t	3 648	890	900	938	920	926	704	914	29.8

*	Excluding non-recurring items and goodwill amortisation ** ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 625.4 million, up 2% on the previous quarter. Sales were depressed by the Finnish labour dispute. There was an operating loss of EUR 1.2 million, an improvement of EUR 12.9 million compared with the previous quarter.

Stora Enso’s deliveries of coated and uncoated paper were at the same level as in the second quarter this year and less than in the third quarter last year as deliveries were still affected by the labour dispute and subsequent replenishment of the Group’s inventory. Prices remained unchanged during the summer at low levels.

In North America the coated fine paper market showed seasonal improvement on the second quarter. Local merchants are reporting higher sales activity. However, year-to-date demand is still lower than a year ago.

In Asia coated fine paper demand has been stable, but prices are decreasing as capacity in the region increases.

In Europe and North America the outlook for the coated fine paper market is cautiously positive. Normal seasonal increase in the demand for uncoated fine paper is expected later in the year. The price increase announced in standard copy paper is being mostly achieved in Europe.

Merchants

Merchant sales were EUR 295.2 million, up 36% on the previous quarter due to the acquisition of Schneidersöhne, which was consolidated from 2 September. Operating profit was EUR 0.9 million, down 44% on the previous

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quarter, due to inventory valuation costs related to the Schneidersöhne acquisition. The profitability of the merchant business in 2005 will be affected by the cost of integrating and restructuring the three acquisitions Schneidersöhne, Papeteries de France and Scaldia.

Packaging Boards

EUR million	2004	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Change % Q3/Q2
Sales	3 053.4	764.7	777.9	742.6	768.2	794.5	768.2	788.7	2.7
Operating profit*	271.3	82.3	64.6	84.8	39.6	72.0	11.9	73.5	N/M
% of sales	8.9	10.8	8.3	11.4	5.2	9.1	1.5	9.3
ROOC, %**	9.1	11.5	9.0	11.7	5.3	9.3	1.5	9.6
Deliveries, 1 000 t	3 499	874	886	859	880	929	873	890	1.9
Production, 1 000 t	3 475	864	874	901	837	1 002	715	1 009	41.1

*	Excluding non-recurring items and goodwill amortisation **ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 788.7 million, up 3% on the previous quarter as volumes rose towards normal levels following the Finnish labour dispute. Operating profit was EUR 73.5 million, compared with EUR 11.9 million in the second quarter.

Demand has been stable with some inventory replenishment following the labour dispute in Finland. Total inventories were close to normal levels.

The demand and price outlook remains stable with good order books in most grades. Some price increases have been announced for cartonboard in Europe.

Wood Products

EUR million	2004	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Change % Q3/Q2
Sales	1 566.8	373.1	419.2	388.5	386.0	366.9	433.7	398.0	-8.2
Operating profit*	34.7	11.4	21.3	10.9	-8.9	-4.0	9.9	-1.8	N/A
% of sales	2.2	3.1	5.1	2.8	-2.3	-1.1	2.3	-0.5
ROOC, %**	5.2	7.0	12.5	6.3	-5.2	-2.3	5.5	-1.0
Deliveries, 1 000 m3	6 664	1 597	1 777	1 595	1 695	1 541	1 855	1 639	-11.6

*	Excluding non-recurring items and goodwill amortisation **ROOC = 100% x Operating profit/Operating capital

Wood product sales were EUR 398.0 million, down 8% on the previous quarter mainly due to lower production and sales volumes. Operating loss was EUR 1.8 million, a deterioration of EUR 11.7 million compared with the previous quarter due to lower volumes.

Global consumption of wood products remained stable, but price rises were insufficient to compensate for increasing raw material costs. Decreased supplies from Finland supported a slight improvement in prices for redwood sawn products. The market for whitewood products is influenced by strong supply, especially from Sweden. Exports from Europe to the USA increased.

The outlook for housing and joinery markets in Europe, the USA and Japan remains positive. In North Africa and especially the Middle East, the market outlook is good, driven by higher oil prices. However, oil prices are also increasing freight costs.

Wood Supply Europe

Deliveries to the Group’s mills in Finland, Sweden, the Baltic States, Russia and Continental Europe totalled 9.8 million cubic metres, up 11% on the previous quarter. There was an operating loss of EUR 0.3 million (EUR 10.9 million loss).

Stocks of all types of pulpwood are high due to the Finnish labour dispute and the storm in southern Sweden at the beginning of 2005. The supply of sawlogs is becoming tighter in some mills in Continental Europe and the Baltic States.

8(15)

Financials

Key Ratios	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05	Q3/05
Earnings per share (basic), EUR	0.49	0.06	0.16	0.18	0.89	0.07	-0.01	0.08
Earnings per share excl. non-recurring items, EUR	0.06	0.06	0.11	0.03	0.26	0.07	0.00	0.08
Cash earnings per share (CEPS), EUR	0.54	0.43	0.51	0.53	2.02	0.41	0.35	0.44
CEPS excl. non-recurring items, EUR	0.41	0.43	0.46	0.38	1.67	0.41	0.35	0.44

Return on capital employed (ROCE), %	7.9	2.1	7.9	8.2	6.4	4.1	0.2	3.7
ROCE excl. non-recurring items, %	3.7	2.1	5.1	1.5	3.0	4.1	0.6	3.7
Return on equity (ROE), %	20.5	2.6	6.9	7.4	9.3	3.0	-0.4	3.5
Debt/equity ratio	0.39	0.43	0.42	0.38	0.38	0.51	0.58	0.62
Equity per share, EUR	9.46	9.53	9.70	9.80	9.80	9.46	9.46	9.67
Equity ratio, %	47.7	48.2	48.5	49.8	49.8	45.8	45.0	43.2

Operating profit, % of sales	7.2	1.8	7.0	6.8	5.7	3.6	0.2	3.3
Operating profit excl. non-recurring items, % of sales	3.4	1.8	4.6	1.3	2.7	3.6	0.6	3.3
Capital expenditure, EUR million	216.1	281.1	268.1	214.3	979.6	356.6	253.0	256.3
Capital expenditure, % of sales	7.2	9.1	8.8	6.6	7.9	11.3	7.9	8.0
Capital employed, EUR million	10 561	10 812	10 831	10 656	10 656	11 119	11 273	11 740
Interest-bearing net liabilities, EUR million	3 105	3 356	3 343	3 052	3 052	3 928	4 340	4 699

Average number of employees	42 446	43 795	44 045	43 779	43 779	44 870	45 670	47 768
Average number of shares (million)
periodic	835.3	831.8	826.3	822.0	828.8	816.3	800.0	790.5
cumulative	835.3	833.6	831.1	828.8	828.8	816.3	808.1	802.1
cumulative, diluted	836.0	834.4	831.9	829.4	829.4	816.9	808.7	802.6

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 2004	30 Sep 2005	31 Dec 2004	30 Sep 2005
SEK	9.0206	9.3267	9.1253	9.2184
USD	1.3621	1.2042	1.2440	1.2631
GBP	0.7051	0.6820	0.6786	0.6850
CAD	1.6416	1.4063	1.6166	1.5465

Condensed Consolidated Income Statement

EUR million	2004	Q1–Q3/2004	Q1–Q3/2005
Sales	12 395.8	9 153.9	9 551.4
Other operating income	153.8	194.3	54.4
Materials and services	-6 534.6	-4 778.6	-5 197.1
Freight and sales commissions	-1 367.8	-1 010.8	-1 087.4
Personnel expenses	-1 934.8	-1 576.0	-1 639.5
Other operating expenses	-831.8	-613.3	-606.0
Depreciation and impairment	-1 172.0	-882.2	-851.2

Operating Profit	708.6	487.3	224.6
Share of results of associated companies	38.9	24.6	42.8
Net financial items	-106.0	-73.5	-102.7

Profit before Tax	641.5	438.4	164.7
Income tax	107.4	161.0	-46.8

Net Profit for the Period	748.9	599.4	117.9

Attributable to:
Company shareholders	740.8	591.7	114.9
Minority interests	-8.1	-7.7	-3.0

	748.9	599.4	117.9

Key Ratios
Basic earnings per share, EUR	0.89	0.71	0.14
Diluted earnings per share, EUR	0.89	0.71	0.14

9(15)

Condensed Consolidated Cash Flow Statement

EUR million	2004	Q1–Q3/2004	Q1–Q3/2005
Cash Flow from Operating Activities
Operating profit	708.6	487.3	224.6
Adjustments	1 039.1	766.4	871.6
Change in disability pension scheme	-179.9
Change in net working capital	-367.7	-478.1	-208.9
Change in short-term interest-bearing receivables	444.3	579.9	18.8

Cash Flow Generated by Operations	1 644.4	1 355.5	906.1
Net financial items	-124.8	-91.4	-82.9
Income taxes paid	-114.2	-149.5	-175.2

Net Cash Provided by Operating Activities	1 405.4	1 114.6	648.0

Cash Flow from Investing Activities
Acquisitions of group companies	-176.4	-40.8	-291.1
Acquisitions of associated companies	-250.4	-237.7	-38.0
Proceeds from sale of fixed assets and shares	253.9	204.3	12.8
Capital expenditure	-979.6	-765.3	-876.8
Proceeds from the long-term receivables, net	-182.5	-174.2	122.5

Net Cash Used in Investing Activities	-1 335.0	-1 013.7	-1 070.6

Cash Flow from Financing Activities
Change in long-term liabilities	1 261.2	-201.3	1 064.0
Change in short-term borrowings	-697.5	707.7	70.6
Dividends paid	-375.7	-375.7	-365.3
Minority dividends	-1.9
Options exercised	1.6	4.4
Purchase of own shares	-198.6	-175.3	-336.3

Net Cash Used in Financing Activities	-10.9	-40.2	433.0

Net Increase in Cash and Cash Equivalents	59.5	60.7	10.4
Cash and bank in acquired companies	45.9	—	13.3
Cash and bank in sold companies	-29.5	-68.2
Translation differences on cash holdings	-3.1	1.9	7.4
Cash and bank at the beginning of period	201.5	201.5	274.3

Cash and Cash Equivalents at Period End	274.3	195.9	305.4

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2004	Q1–Q3/2004	Q1–Q3/2005
Carrying value at 1 January	12 535.3	12 535.3	10 715.5
Acquisition of subsidiary companies	190.2	39.8	445.1
Additions	975.1	765.3	865.9
Additions in biological assets, IAS 41	4.5	—	10.9
Disposals	-1 635.3	-1 588.7	-12.1
Depreciation, amortisation and impairment	-1 172.0	-882.2	-851.2
Translation difference and other	-182.3	42.7	312.8

Balance Sheet Total	10 715.5	10 912.2	11 486.9

Acquisitions of Subsidiary Companies
Cash and cash equivalents	45.9		13.3
Working capital	44.0	8.6	94.4
Operating fixed assets	183.3	33.0	401.9
Interest bearing assets	0.7		48.2
Tax liabilities	-19.2		-114.5
Interest bearing liabilities	-11.4	-7.6	-264.7
Non-cash share exchange	-3.9		-5.0
Minority interests	-69.9		74.3

Fair value of net assets	169.5	34.0	247.9
Goodwill	6.9	6.8	43.2

Total Purchase Consideration	176.4	40.8	291.1

10(15)

Borrowings

EUR million		2004	Q1–Q3/2004	Q1–Q3/2005
Non-current borrowings		3 328.1	3 186.5	4 359.2
Current borrowings		699.5	1 017.6	1 383.5

		4 027.6	4 204.1	5 742.7

Carrying value at 1 January		5 174.2	5 174.2	4 027.6
Debt acquired with new subsidiaries		11.4	7.6	264.7
Debt disposed with sold subsidiaries		-1 518.8	-1 487.2	0.0
Proceeds from / -payments of borrowings (net)		552.5	495.8	1 167.0
Translation difference and other		-191.7	13.7	283.4

Total Borrowings		4 027.6	4 204.1	5 742.7

Condensed Consolidated Balance Sheet

Assets
EUR million		31 Dec 2004	30 Sep 2004	30 Sep 2005
Fixed and Other Long-term Assets
Fixed assets	O	10 715.5	10 912.2	11 486.9
Investment in associated companies		568.1	558.5	687.9
Listed securities	I	220.1	214.5	204.5
Unlisted shares	O	132.7	144.6	134.2
Non-current loan receivables	I	233.1	225.6	216.3
Deferred tax assets	T	11.4	17.4	16.6
Other non-current assets	O	210.5	233.5	246.8

		12 091.4	12 306.3	12 993.2

Current Assets
Inventories	O	1 771.3	1 850.6	2 030.4
Tax receivables	T	160.9	159.3	104.0
Operative receivables	O	1 865.3	1 858.7	2 121.6
Interest-bearing receivables	I	248.7	225.4	317.7
Cash and cash equivalents	I	274.3	195.9	305.4

		4 320.5	4 289.9	4 879.1

Total Assets		16 411.9	16 596.2	17 872.3

Shareholders’ Equity and Liabilities
EUR million		31 Dec 2004	30 Sep 2004	30 Sep 2005
Shareholders’ Equity		8 036.3	7 980.1	7 631.3
Minority Interests		136.1	67.0	97.6

Total Equity		8 172.4	8 047.1	7 728.9

Long-term Liabilities
Pension provisions	O	637.8	824.2	687.3
Other provisions	O	60.9	73.8	62.1
Deferred tax liabilities	T	1 314.6	1 240.6	1 242.4
Long-term debt	I	3 328.1	3 186.5	4 359.2
Long-term operative liabilities	O	174.0	173.1	190.6

		5 515.4	5 498.2	6 541.6

Current Liabilities
Current portion of long-term debt	I	102.1	152.1	337.0
Interest-bearing liabilities	I	597.4	865.6	1 046.5
Operative liabilities	O	1 673.1	1 670.3	1 823.6
Tax liabilities	T	351.5	362.9	394.7

		2 724.1	3 050.9	3 601.8

Total Liabilities		8 239.5	8 549.1	10 143.4

Total Shareholders’ Equity and Liabilities		16 411.9	16 596.2	17 872.3

Items designated with “O” are included in operating capital.

Items designated with “I” are included in interest-bearing net liabilities.

Items designated with “T” are included in the tax liability.

11(15)

Statement of Changes in Company Shareholders’ Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 31 December 2003	1 469.3	1 237.4	-258.0	114.6	-197.1	5 717.5	8 083.7
Restatement of opening balance Finnish Statutory Pension Scheme	—	—	—	—	—	-130.8	-130.8

Balance at 1 January 2004 (restated)	1 469.3	1 237.4	-258.0	114.6	-197.1	5 586.7	7 952.9
Repurchase of Stora Enso Oyj shares	—	—	-198.6	—	—	—	-198.6
Cancellation of Stora Enso Oyj shares	-47.3	-228.5	275.8	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-375.7	-375.7
Options exercised	1.3	0.3	—	—	—	—	1.6
Net profit for the period	—	—	—	—	-11.7	739.7	728.0
OCI entries	—	—	—	-47.0	—	—	-47.0
Translation adjustment	—	—	—	—	-10.1	—	-10.1

Balance at 31 December 2004	1 423.3	1 009.2	-180.8	67.6	-218.9	5 950.7	8 051.1
Restatement of opening balance Effect of adopting IFRS 2	—	—	—	—	—	-14.8	-14.8

Balance at 1 January 2005 (restated)	1 423.3	1 009.2	-180.8	67.6	-218.9	5 935.9	8 036.3
Repurchase of Stora Enso Oyj shares	—	—	-336.3	—	—	—	-336.3
Cancellation of Stora Enso Oyj shares	-41.2	-224.5	265.7	—	—	—	—
Dividend (EUR 0.45 per share)	—	—	—	—	—	-365.3	-365.3
Options exercised	—	0.1	—	—	—	—	0.1
Buy-out of minority interests	—	—	—	—	—	-30.1	-30.1
Net profit for the period	—	—	—	—	—	114.9	114.9
OCI entries	—	—	—	105.5	—	—	105.5
Translation adjustment	—	—	—	—	106.2	—	106.2

Balance at 30 September 2005	1 382.1	784.8	-251.4	173.1	-112.7	5 655.4	7 631.3

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

Commitments and Contingencies

EUR million	31 Dec 2004	30 Sep 2004	30 Sep 2005
On Own Behalf
Pledges given	0.8	0.8	1.1
Mortgages	118.8	97.9	144.8
On Behalf of Associated Companies
Mortgages	0.8	0.8	0.8
Guarantees	209.3	172.2	349.1
On Behalf of Others
Pledges given	0.0	0.0	0.0
Mortgages	0.0	0.0	0.0
Guarantees	6.8	12.1	7.8
Other Commitments, Own
Leasing commitments, in next 12 months	32.6	30.4	34.8
Leasing commitments, after next 12 months	159.2	141.4	167.8
Pension liabilities	2.2	2.8	1.5
Other commitments	92.5	70.6	100.7

Total	623.0	529.0	808.4

Pledges given	0.8	0.8	1.1
Mortgages	119.6	98.7	145.6
Guarantees	216.1	184.3	356.9
Leasing commitments	191.8	171.8	202.6
Pension liabilities	2.2	2.8	1.5
Other commitments	92.5	70.6	100.7

Total	623.0	529.0	808.4

12(15)

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 2004	30 Sep 2004	30 Sep 2005
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	151.3	144.8	137.7	-20.4	117.3
Interest rate options	1.0	0.5	0.2	-1.9	-1.7
Cross-currency swaps	-11.6	-11.4	0.0	-3.8	-3.8
Forward contracts	89.5	33.5	4.6	-43.6	-39.0
FX options	1.8	-0.2	6.0	-13.2	-7.2
Commodity contracts	23.6	71.4	141.4	-4.7	136.7
Equity swaps	-11.4	-22.9	26.8	-29.4	-2.6

Total	244.2	215.7	316.7	-117.0	199.7

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 2004	30 Sep 2004	30 Sep 2005
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	66.5	131.5	626.3
Maturity 2–5 years	953.4	702.7	339.0
Maturity 6–10 years	1 469.9	1 226.3	1 968.7

	2 489.8	2 060.5	2 934.0
Interest rate options	198.4	200.1	158.0

Total	2 688.2	2 260.6	3 092.0

Foreign Exchange Derivatives
Cross-currency swap agreements	102.7	107.8	74.4
Forward contracts	2 479.8	2 819.0	2 056.0
FX Options	588.3	64.7	1 178.9

Total	3 170.8	2 991.5	3 309.3

Commodity Derivatives
Commodity contracts	442.7	460.8	397.0

Total	442.7	460.8	397.0

Equity swaps
Equity swaps	359.5	359.5	408.5

Total	359.5	359.5	408.5

Sales by Segment

EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05	Q3/05
Publication Paper	4 537.4	1 081.8	1 131.8	1 144.1	1 231.2	4 588.9	1 111.3	1 133.1	1 166.0
Fine Paper	2 678.4	656.8	647.1	669.5	672.0	2 645.4	697.2	610.6	625.4
Merchants	627.6	160.3	148.5	145.7	183.4	637.9	182.1	217.4	295.2
Packaging Boards	2 982.9	764.7	777.9	742.6	768.2	3 053.4	794.5	768.2	788.7
Wood Products	1 400.0	373.1	419.2	388.5	386.0	1 566.8	366.9	433.7	398.0
Wood Supply Europe	2 074.3	634.9	621.4	568.3	657.0	2 481.6	674.7	563.2	612.4
Other	-2 128.3	-653.7	-643.0	-625.6	-655.9	-2 578.2	-681.8	-538.9	-666.5

Total Sales	12 172.3	3 017.9	3 102.9	3 033.1	3 241.9	12 395.8	3 144.9	3 187.3	3 219.2

13(15)

Operating Profit by Segment excluding Non-recurring items and Goodwill Amortisation

EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05	Q3/05
Publication Paper	121.5	12.1	4.3	46.4	40.7	103.5	21.1	31.1	67.9
Fine Paper	151.4	14.5	-0.4	29.7	14.6	58.4	48.4	-14.1	-1.2
Merchants	-6.7	3.3	2.4	1.6	3.9	11.2	2.7	1.6	0.9
Packaging Boards	284.1	82.3	64.6	84.8	39.6	271.3	72.0	11.9	73.5
Wood Products	26.5	11.4	21.3	10.9	-8.9	34.7	-4.0	9.9	-1.8
Wood Supply Europe	116.5	31.3	3.3	3.1	-5.4	32.3	3.1	-10.9	-0.3
Other	-54.4	-30.1	-17.3	-15.7	-19.1	-82.2	-30.6	-11.8	-32.8

Operating Profit excl. Goodwill Amortisation	638.9	124.8	78.2	160.8	65.4	429.2	112.7	17.7	106.2

Goodwill amortisation	-116.0	-22.7	-21.9	-21.7	-24.0	-90.3	—	—	—
Non-recurring items	-54.4	115.7	—	74.1	179.9	369.7	—	-12.0	—

Operating Profit (IFRS)	468.5	217.8	56.3	213.2	221.3	708.6	112.7	5.7	106.2
Net financial items	-237.7	-20.3	-26.2	-27.0	-32.5	-106.0	-43.1	-34.6	-25.0
Associated companies	-23.0	-2.3	16.7	10.2	14.3	38.9	14.0	17.0	11.8

Profit before Tax and Minority Interests	207.8	195.2	46.8	196.4	203.1	641.5	83.6	-11.9	93.0
Income tax expense	-66.0	214.3	5.6	-58.8	-53.7	107.4	-23.6	3.3	-26.5

Profit after Tax	141.8	409.5	52.4	137.6	149.4	748.9	60.0	-8.6	66.5
Minority interests	-5.8	-4.2	-2.1	-1.4	-0.4	-8.1	-1.4	-1.5	-0.1

Net Profit	136.0	405.3	50.3	136.2	149.0	740.8	58.6	-10.1	66.4

Non-recurring Items by Segment
EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05	Q3/05
Publication Paper	-29.5	—	—	30.8	45.6	76.4	—	—	—
Fine Paper	-7.2	—	—	29.9	37.0	66.9	—	—	—
Merchants	—	—	—	—	0.8	0.8	—	—	—
Packaging Boards	-3.1	—	—	11.6	67.0	78.6	—	—	—
Wood Products	—	—	—	—	16.4	16.4	—	-12.0	—
Wood Supply Europe	—	115.7	—	—	10.6	126.3	—	—	—
Other	-14.6	—	—	1.8	2.5	4.3	—	—	—

Total Non-recurring Items	-54.4	115.7	—	74.1	179.9	369.7	—	-12.0	—

Operating Profit by Segment
EUR million	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004	Q1/05	Q2/05	Q3/05
Publication Paper	92.0	12.1	4.3	77.2	86.3	179.9	21.1	31.1	67.9
Fine Paper	144.2	14.5	-0.4	59.6	51.6	125.3	48.4	-14.1	-1.2
Merchants	-6.7	3.3	2.4	1.6	4.7	12.0	2.7	1.6	0.9
Packaging Boards	281.0	82.3	64.6	96.4	106.6	349.9	72.0	11.9	73.5
Wood Products	26.5	11.4	21.3	10.9	7.5	51.1	-4.0	-2.1	-1.8
Wood Supply Europe	116.5	147.0	3.3	3.1	5.2	158.6	3.1	-10.9	-0.3
Other	-69.0	-30.1	-17.3	-13.9	-16.6	-77.9	-30.6	-11.8	-32.8

Operating Profit excl. Goodwill Amortisation	584.5	240.5	78.2	234.9	245.3	798.9	112.7	5.7	106.2

Goodwill amortisation	-116.0	-22.7	-21.9	-21.7	-24.0	-90.3	—	—	—

Operating Profit	468.5	217.8	56.3	213.2	221.3	708.6	112.7	5.7	106.2
Net financial items	-237.7	-20.3	-26.2	-27.0	-32.5	-106.0	-43.1	-34.6	-25.0
Associated companies	-23.0	-2.3	16.7	10.2	14.3	38.9	14.0	17.0	11.8

Profit before Tax and Minority Interests	207.8	195.2	46.8	196.4	203.1	641.5	83.6	-11.9	93.0
Income tax expense	-66.0	214.3	5.6	-58.8	-53.7	107.4	-23.6	3.3	-26.5

Profit after Tax	141.8	409.5	52.4	137.6	149.4	748.9	60.0	-8.6	66.5
Minority interests	-5.8	-4.2	-2.1	-1.4	-0.4	-8.1	-1.4	-1.5	-0.1

Net Profit	136.0	405.3	50.3	136.2	149.0	740.8	58.6	-10.1	66.4

14(15)

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
July	10.79	10.93	103.00	103.00	13.32
August	11.13	11.15	104.00	104.50	13.86
September	11.45	11.44	107.00	107.00	13.83

Trading Volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
July	76 439	79 190 242	166 566	9 045 680	2 737 500
August	110 577	63 394 038	292 247	8 263 422	2 160 100
September	225 850	65 029 830	443 831	19 796 270	2 157 200

Total	412 866	207 614 110	902 644	37 105 372	7 054 800

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information
Results for 2005	2 February 2006
Interim Review for January – March 2006	26 April 2006
Interim Review for January – June 2006	26 July 2006
Interim Review for January – September 2006	26 October 2006

Annual General Meeting	21 March 2006

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

15(15)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen General Counsel